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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                               Mar Ventures Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   55261N107
                                (CUSIP Number)

                               Nick D. Nicholas
                            Porter & Hedges, L.L.P.
                           700 Louisiana, Suite 3500
                           Houston, Texas 77002-2764
                                (713) 226-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 25, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 5526N107                                       PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BSR Investments, Ltd.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
      Not Applicable
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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4

      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      British Virgin Islands
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          880,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          880,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      880,000
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

      Not Applicable
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      9.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      CO
------------------------------------------------------------------------------
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                                                                     Page 3 of 7

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of Mar Ventures Inc., a Delaware corporation (the "Issuer"), having its principal executive offices at 17337 Ventura Boulevard, Encino, California 91316.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed by BSR Investments, Ltd., a British Virgin Islands corporation ("BSR"), which is engaged principally in the business of private investment. The principal business and office address of BSR is c/o Harney, Westwood & Riegels, Box 71, Craigmuir Chambers, Road Town, Tortola, B.V.I. Samyr Souki is the President and a director of BSR. Mr. Souki is a private investor and his principal business address is 97 Avenue Henri Martin, Paris 75016, France. Nicole Souki is the Secretary and Chief Financial Officer and a director of BSR. Mrs. Souki is a private investor and her principal business address is 97 Avenue Henri Martin, Paris 75016, France. Neither BSR, Samyr Souki nor Nicole Souki has been, during the last five years (a) convicted in a criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Samyr Souki and Nicole Souki are both citizens of France.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock beneficially owned by BSR were acquired pursuant to (a) a subscription agreement between the Issuer and BSR dated May 29, 1997, whereby BSR acquired 300,000 units, each consisting of (i) one share of Common Stock of the Company, (ii) one warrant to purchase one-half of one share of Common Stock on or before October 31, 1997 at an exercise price of U.S. $1.25 per share (or U.S. $0.625 per one-half share) and (iii) one warrant to purchase one-half of one share of Common Stock on or before January 31, 1998 at an exercise price of U.S. $1.75 per share (or U.S. $0.875 per one-half share) for a purchase price of $75,000 paid out of cash on hand and (b) a subscription agreement between the Issuer and BSR dated July 25, 1997, whereby BSR acquired 140,000 units, each consisting of (i) one share of Common Stock of the Company,
(ii) one warrant to purchase one-half of one share of Common Stock on or before October 31, 1997 at an exercise price of U.S. $1.25 per share (or U.S. $0.625 per one-half share) and (iii) one warrant to purchase one-half of one share of Common Stock on or before January 31, 1998 at an exercise price of U.S. $1.75 per share (or U.S. $0.875 per one-half share) for a purchase price of $105,000 paid out of cash on hand.
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                                                                     Page 4 of 7


ITEM 4.   PURPOSE OF THE TRANSACTION.

     BSR holds the Common Stock for the purpose of investment, constituting a portion of its securities portfolio. BSR intends to reexamine its investment in the Issuer from time to time and, depending on market conditions and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such times as it considers advisable.

     Subject to the foregoing, neither BSR, Samyr Souki, nor Nicole Souki has any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.
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                                                                     Page 5 of 7


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BSR beneficially owns 440,000 shares of Common Stock, 440,000 warrants to purchase one-half of one share of Common Stock on or before October 31, 1997 at an exercise price of U.S. $1.25 per share (or U.S. $0.625 per one-half share) and 440,000 warrants to purchase one-half of one share of Common Stock on or before January 31, 1998 at an exercise price of U.S. $1.75 per share (or U.S. $0.875 per one-half share). If BSR were to exercise all of his warrants to purchase Common Stock, it would own approximately 9.2% of the issued and outstanding shares of Common Stock, based on information provided by the Issuer to BSR that the Issuer presently has 9,154,804 shares of Common Stock issued and outstanding.

          Neither Samyr Souki nor Nicole Souki beneficially owns any Common Stock (other than in his or her capacity as an executive officer or director of BSR) and neither Samyr Souki nor Nicole has the right to acquire any Common Stock (other than in his or her capacity as an executive officer or director of BSR).

     (b) BSR currently has the sole power to vote or direct the vote and to dispose or direct the disposition of 440,000 shares of the Common Stock referred to in paragraph (a). If BSR were to exercise all of his warrants to purchase Common Stock, it would have the sole power to vote or direct the vote and to dispose or direct the disposition of 880,000 shares of Common Stock.

          Neither Samyr Souki nor Nicole Souki has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by BSR (other than in his or her capacity as an executive officer or director of BSR).

     (c) On May 29, 1997, BSR acquired 300,000 units, each consisting of (i) one share of Common Stock of the Company, (ii) one warrant to purchase one-half of one share of Common Stock on or before October 31, 1997 at an exercise price of U.S. $1.25 per share (or U.S. $0.625 per one-half share) and (iii) one warrant to purchase one-half of one share of Common Stock on or before January 31, 1998 at an exercise price of U.S. $1.75 per share (or U.S. $0.875 per one-half share) for a purchase price of $75,000 paid out of cash on hand.

          On July 25, 1997, BSR acquired 140,000 units, each consisting of (i) one share of Common Stock of the Company, (ii) one warrant to purchase one-half of one share of Common Stock on or before October 31, 1997 at an exercise price of U.S. $1.25 per share (or U.S. $0.625 per one-half share) and (iii) one warrant to purchase one-half of one share of Common Stock on or before January 31, 1998 at an exercise
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                                                                     Page 6 of 7


          price of U.S. $1.75 per share (or U.S. $0.875 per one-half share) for a purchase price of $105,000 paid out of cash on hand.

          Other than such acquisitions, BSR has not effected any transactions in the Common Stock during the past sixty days, and Neither Samyr Souki nor Nicole Souki has effected any transactions in the Common Stock during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by BSR.

     (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among BSR, Samyr Souki, or Nicole Souki and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable



                           [SIGNATURE PAGE FOLLOWS]
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                                                                     Page 7 of 7

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 16, 1997


                                    BSR INVESTMENTS, LTD.



                                    /s/ SAMYR SOUKI
                                    ---------------------
                                    Samyr Souki
                                    President